

May 11, 2018

Paul Edick
President and Chief Executive Officer
Xeris Pharmaceuticals, Inc.
180 N. LaSalle Street, Suite 1800
Chicago, IL 60601

   Re: Xeris Pharmaceuticals, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted May 1, 2018
     CIK No. 0001346302

Dear Mr. Edick:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Grant Agreements, page 106

1. We acknowledge the company's response to comment 19. Please revise the last sentence in the first paragraph of Grant Agreements on page 106 to be consistent with the disclosure on pages 70 and F-13.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joseph C. Theis, Jr., Esq.